# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hydrofarm Holdings Group, Inc., CIK 0001695295
CUSIP: 44888K209
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1510 Main Street, Shoemakersville, Pennsylvania (PA), 19555
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-040108
Filed by CIK 0001405685

## Reporting persons
- Michael Rapoport: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,728,394; shared voting power 0; sole dispositive power 1,728,394; shared dispositive power 0; aggregate amount beneficially owned 1,728,394 (3.7% of the class)
  Comment: Based on approximately 46,144,417 shares of the Issuer's Common Stock outstanding as of November 6, 2024 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 7, 2024.

## Item 1. Issuer
Name of issuer: Hydrofarm Holdings Group, Inc.
Address of issuer's principal executive offices: 1510 Main Street, Shoemakersville, PA, 19555

## Item 2. Person Filing
Name of person filing: Michael Rapoport
Address of principal business office or, if none, residence: 991 North Lake Way, Palm Beach, Florida 33480
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
1,728,394

As of the date of the event which requires filing of this statement, Michael Rapoport beneficially owned 1,728,394 shares of common stock, representing 3.7% of the outstanding common stock of the Issuer. This includes: (i) 98,118 shares of common stock beneficially owned by Mr. Rapoport and (ii) 1,630,276 shares of common stock beneficially owned by Broadband Capital Investments, LLC, a limited liability company of which Mr. Rapoport is the managing member.
Percent of class: 3.7%
Sole power to vote or to direct the vote: 1,728,394
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,728,394
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Michael Rapoport: Michael Rapoport, Michael Rapoport (01/29/2025)